UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: Expires:	3235-0058 April 30, 2009
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FORM 12b-25	SEC FILE NUMBER
000-22972

CUSIP NUMBER
NOTIFICATION OF LATE FILING	12564R103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CLST Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

15950 N. Dallas Parkway, Tower II, Suite 400
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75248
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The auditors for CLST Holdings, Inc. (the “Company”) have requested certain records relating to operations and assets disposed of by the Company in the past that are among the assets disposed of with those businesses.  The Company has requested those records from the current owners thereof, and has received delivery of some of them. However, the Company has not received all of the records requested by its auditors, nor has it had possession of some of them for a sufficient time to permit the Company to review such records and timely prepare its Form 10-K. The Company expects that its Form 10-K will be filed no later than the 15th day following the date on which the Form 10-K was due.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert A. Kaiser	(972)	361-8428
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The statements of operations included in the financial statements to be attached to the Report on Form 10-K to which this Notice of Late Filing on Form 12b-25 relates will reflect certain significant changes in the Company’s results of operations for the fiscal year ended November 30, 2007 (“fiscal 2007”) compared to the fiscal year ended November 30, 2006 (“fiscal 2006”). The reasons for some of the significant changes are as follows:

As previously reported in our Form 10-Q for the quarter ended August 31, 2007, the Company sold its U.S. and Miami-based Latin America operations as well as its operations in Mexico and Chile during fiscal 2007. Therefore, we will reclassify all of those businesses as discontinued operations for both fiscal 2006 and fiscal 2007 in the Report on Form 10-K.  This reporting will be consistent with our prior filings on Form 10-Q for fiscal 2007.

While we have not finalized all of the analysis related to our year end closing process, we expect to report net income of approximately $26.1 million in fiscal 2007 compared to $4.8 million in fiscal 2006, an increase of approximately $21.3 million. This increase in net income is primarily due to the sale of our U.S. and Miami operations during fiscal 2007.

The Company’s estimates of its operating results for fiscal 2007 contained in this Form 12b-25 Filing should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company finalizes its financial statements for fiscal 2007. The Company’s actual results of operation may differ significantly from the estimates contained herein.

Some of the statements in this Form 12b-25 Filing, including those that contain the words “expect,” anticipate,” “believes,” and “estimates,” and other similar expressions, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to the risks that additional or new information may arise during the Company’s completion of its audit for fiscal 2007 which causes the Company to revise or change the estimates contained in this Form 12b-25 Filing or any other subsequent information which impacts the estimated results reported in this Form 12b-25 Filing, including the review of the Company’s financial statements by its independent auditors.

CLST Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2008	By	/s/ Robert A. Kaiser
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).